IndexIQ Trust

800 Westchester Avenue

Suite N611

Rye Brook, New York 10573

Telephone: 914.697.4946

June 26, 2008

VIA EDGAR

Securities and Exchange Commission

Washington, DC 20549

IndexIQ Trust – IQ ALPHA Hedge Strategy Fund

Form N-1A Undertakings and Representations

Registration Nos.: 333-149351 and 811-22185

Dear Ladies and Gentlemen:

This letter provides certain undertakings and representations of the IndexIQ Trust (the “Trust”) with respect to the IQ ALPHA Hedge Strategy Fund, a series of the Trust (the “Fund”), that have been orally requested by the staff of the Commission in the context of the Trust’s registration statement on Form N-1A (the “Registration Statement”), as amended by the Pre-Effective Amendment No. 2 (the “Amendment”) that is being filed contemporaneously with this correspondence, concerning the registration of the Trust and the shares of the Fund under the Securities Act of 1933 and the Investment Company Act of 1940 (the “1940 Act”). Capitalized terms used but not defined herein are used with the meanings given to them in the Amendment.

Prospectus Supplements. The Trust hereby undertakes to supplement the Fund’s prospectus contained in the then currently effective Registration Statement (the “Prospectus”), to (1) disclose the identity of any single ETF the value of whose securities held by the Fund in the aggregate exceeds 25% of the Fund’s total assets (a “25% portfolio issuer”), and provide a brief description of, and the availability and location of information concerning, such 25% portfolio issuer, and (2) remove from the Prospectus disclosures concerning any previously disclosed 25% portfolio issuer the value of whose securities held by the Fund subsequently comprise in the aggregate 25% or less of the Fund’s total assets. Compliance with the foregoing undertakings will be monitored by the Advisor, the Sub-Advisor and the Administrator. The foregoing Prospectus supplements will be prepared, filed and provided to Fund investors as promptly as practicable after the applicable Fund total asset threshold is crossed. The Trust understands that the 25% disclosure threshold discussed above does not represent a disclosure safe harbor and that the Trust will need to assess the materiality of, and its attendant disclosure obligations concerning, portfolio positions that are not 25% portfolio issuers.

The Index. The staff of the Commission has requested supplemental assurances that the use of the word “index” in describing the Index in the Registration Statement is appropriate. First, the Index has the same defining attributes that characterize rules-based financial indexes. The Index is constructed and maintained using a rules-based methodology. All of the Index’s inputs are derived from objective, unaffiliated third party-supplied data. The Index is subject to systematic rebalancing on a regular basis. As is true of all indices, the Index’s daily value will be calculated by S&P, an unaffiliated third-party, and published daily – in the Index’s case, on Bloomberg and by other financial information sources. Consequently, the Index will function the same as many other financial indices.

Second, IndexIQ will post on its website on or before the effectiveness of the Registration Statement, and thereafter keep current, the list of the Index Components and their respective weightings in a fact sheet about the Index. IndexIQ will also post the Index’s rule book (the “Rule Book”) on its website. The Rule Book provides the detailed methodology used by IndexIQ to construct and maintain the Index. The information about the Index that will be publicly available indicates that the Index is a bona fide index and will be utilized by investors and the markets as such and not as a proprietary model portfolio or other private investment methodology.

Third, there are several indices already utilized by other investment companies that bear a close resemblance to the Index. For instance, the Goldman Sachs Absolute Return Tracker Fund1 utilizes an affiliate provided index that attempts to replicate the hedge fund industry’s returns. The Index, in essence, is attempting to replicate a composite hedge fund industry return and is not merely attempting to achieve an investment objective. Moreover, indices used by investment companies such as the Calvert Social Index Fund2 do not attempt to replicate the performance of a market or industry sector but are based on non-traditional exposures for the purpose of achieving a specific objective (e.g., “social criteria”) as distinct from replicating a the performance of a defined industry or sector.

Finally, the Trust is able to represent that no individual can exercise discretion in the Index’s construction or maintenance as those steps of the Index’s construction and maintenance not reducible to mathematical formula are bound by the rules of the Rule Book. Individuals are involved in the construction and maintenance of the Index, but these individuals simply do not have the latitude to pick Index components for reasons outside of the Rule Book.

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[1]	See http://www2.goldmansachs.com/client_services/asset_management/mutual_funds/ u_s_funds/funds_information/inc/6234.html
[2]	See http://www.calvertgroup.com/pdf/PROS-CSIF.pdf?litID=8609726

The foregoing assurances should lead the staff to conclude, as the Trust has concluded, that the use of the term “index” is appropriate to describe the Index.

Respectfully yours,
/s/ Adam S. Patti
Adam S. Patti President